Exhibit 99.1

MoneyHero Appoints Hao Qian Chief Financial Officer

Former finance executive with Alibaba, Amazon, and Credit Suisse named MoneyHero’s permanent CFO

SINGAPORE, May 13, 2024 – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a market-leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced the appointment of Hao Qian as the Company’s new permanent Chief Financial Officer (“CFO”), effective immediately. Reporting directly to MoneyHero’s Chief Executive Officer (“CEO”), Rohith Murthy, and the Company’s Board of Directors, Mr. Qian will be based at MoneyHero’s headquarters in Singapore.

Mr. Qian brings 17-plus years of diverse financial and leadership experience to MoneyHero. In his role as CFO, Mr. Qian will oversee all the Company’s financial systems and teams, including accounting, capital markets, compliance, and investor relations. Additionally, Mr. Qian will play a key role in strategic finance initiatives, including M&A and commercial partnerships.

“After conducting a thorough and competitive search process for our next CFO, we ultimately identified Hao as being the clear choice for our Company,” said Mr. Murthy. “Hao is a proven finance executive who has worked at globally respected organizations, including APAC-centric businesses and companies that are publicly traded on U.S. exchanges. Having recently listed on the Nasdaq ourselves, it was critical to find the right CFO who not only understands our model, markets, and mission, but also U.S. capital markets. Importantly, Hao has strong experience in scaling businesses and supporting ambitious growth strategies, and I am proud of our team for finding such an ideal candidate. I look forward to working closely together to build the business and drive shareholder value.”

Mr. Qian joins MoneyHero from Alibaba Group, where he held numerous senior finance positions over his nearly eight years with the global ecommerce giant, including serving as CFO of their Lazada business unit across multiple markets. Prior to Alibaba, Mr. Qian served as a Senior Financial Analyst with Amazon. He started his career with Credit Suisse, where he was a Risk Analyst focused on commodities and later an Assistant Vice President in the global credit products division. Mr. Qian’s prestigious educational credentials include a Master of Business Administration from the Sloan School of Management at the Massachusetts Institute of Technology, and a Master of Science (finance) from the Rochester Institute of Technology. He completed his undergraduate degree at Fudan University in Shanghai, China.

“I am thrilled to begin my tenure as the next CFO of MoneyHero,” said Mr. Qian. “This is a dynamic company with an exceptional leadership team, a supportive Board of Directors, strong growth drivers, and powerful access to capital. The business model and plans for expansion are sound, and I am bullish on how we can scale and optimize the Company’s financial systems to better support MoneyHero’s continued growth and market leadership.”

In connection with this appointment, Ivan Ho, who had served as the Company’s interim CFO since February 8th, will return to his previous role as MoneyHero’s Group Finance Director, where he will work closely with Mr. Qian.

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, CompareHero, Moneymax, and Seedly, as well as the B2B platform Creatory. MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com